July 29, 2014

Via EDGAR and Overnight Delivery

U.S. Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief

Re:	VirnetX Holding Corporation Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014 File No. 001-33852

Ladies and Gentlemen:

On behalf of our client, VirnetX Holding Corporation (“VirnetX” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 15, 2014, relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2013 (the “10-K”). On behalf of the Company, we are concurrently submitting via EDGAR this letter and Amendment No. 1 to the 10-K (the “10-K/A”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated herein, page references correspond to the 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business

Intellectual Property and Patent Rights, page 12

1.	Please tell us what consideration you gave to separately disclosing the number of U.S. and international patents, and indicating whether your existing and pending patent applications are foreign counterpart patent applications that relate to similar or identical technology.

We supplementally advise the Staff that the Company intended to separately disclose the number of U.S. and non-U.S. patents, as it has done in prior Form 10-K filings.  However, due to an oversight, the Company included only total numbers in this filing.  For future filings, the Company will again separately disclose by U.S. and non-U.S. totals and expand the disclosure to describe the relationship of those patents to similar or identical technology.

Item 3. Legal Proceedings

2.	We note that in some of the patent infringement cases you disclose that you “seek damages and injunctive relief.” Please tell us what consideration you gave to expanding your disclosure to explain the amount of damages sought.

We supplementally advise the Staff that the patent infringement cases seek unspecified damages relief.  In addition, we note that as a general matter in patent infringement cases, the amount and measure of damages are frequently litigated issues.  For example, in the Company’s litigation against Apple, Inc. (“Apple”) Apple filed a post-trial motion to reduce the amount of damages awarded to VirnetX in the litigation, which was subsequently denied by the court.   While VirnetX has publicly published its royalty guidelines for negotiated royalties for parties seeking to license its technology (see http://virnetx.com/licensing/royalty-rates-and-guidelines), it cannot accurately predict the amount of damages to which it will be entitled in the patent litigations.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 37

3.	We note that in the third paragraph of the audit report, your auditors only opined on the balance sheet as of December 31, 2013; however, the financial statements included in the filing also include the balance sheet as of December 31, 2012. Please amend your filing to include an audit opinion that covers all of the period included in the filing. Refer to Rule 2‑02(c) of Regulation S-X.

We supplementally advise the Staff that the Company’s independent accounting firm has modified its audit report and is filing concurrently with this letter the 10-K/A with a corrected audit opinion

Notes to Consolidated Financial Statements

Note 11 Income Tax, page 50

4.	We note the benefit (provision) for income taxes changed significantly for the year ended December 31, 2013 compared to December 31, 2012. Please explain to us the reason for this change from a large income tax benefit in 2012 to a small income tax provision in 2013, taking into consideration the valuation allowance on the deferred tax assets as of the end of both years. Also tell us your consideration for including such explanation here as well as in your results of operations in MD&A in future filings.

We supplementally advise the Staff that the income tax benefit for the year ended December 31, 2012 resulted from recognition of net operating losses (“NOLs”) generated during the year that could be carried back to generate refunds of taxes paid in prior years.  Pursuant to Internal Revenue Code section 172(b)(1), corporations’ NOLs can be carried back to the two years preceding the loss year and then forward for twenty years following the loss year.  In 2010, the Company had a taxable income of $75 million, which allowed the Company to carry back its 2011 and 2012 NOLs in the amounts of $30 million and $42 million, respectively, for tax refunds.  Due to the tax refunds derived from carrying back the 2012 NOLs, the Company recognized the tax benefit of $12 million in 2012.  In addition, the Company’s management made a determination to provide a full valuation allowance for its net deferred tax assets at the end of 2012 based on its evaluation of positive and negative evidence, including the Company’s history of operating losses and the uncertainty of generating future taxable income that would enable it to realize its deferred tax assets.

 In 2013, the Company had a taxable loss of $27 million.  Since the 2013 taxable loss was not allowed to carry back to the income year of 2010, the loss had to be carried forward to future years.  The Company’s management made a determination to provide a full valuation allowance for its net deferred tax assets at the end of 2013, including NOLs carryforwards generated during the year, based on its evaluation of positive and negative evidence, including the Company’s history of operating losses and the uncertainty of generating future taxable income that would enable it to realize its deferred tax assets.  The 2013 tax provision of $0.75 million was due primarily to a change in our estimate of taxable income for the 2012 period which was deemed immaterial to the 2012 and 2013 financial statements and a tax reserve for the California research & development credit utilized in the 2010 tax return.

In future filings, in the footnotes and results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company will include an expanded narrative explanation of income tax provision changes that take into consideration the valuation allowance on the deferred tax assets.

Item 11. Executive Compensation, page 59 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 11, 2014)

Summary Compensation Table, page 40

5.	We note your discussion on page 42 regarding the compensation paid during fiscal 2013 to Mr. Short, your Chief Scientist, Chief Technology Officer and director. Please advise why Mr. Short’s compensation is not disclosed in the summary compensation table. Refer to Item 402(a)(3) of Regulation S-K. If you believe that Mr. Short is not an executive officer of your company, please provide us with your analysis to support this determination.

We respectfully advise the Staff that, although Dr. Short is a Section 16 reporting person due to his status as a director, the Company did not historically believe that Dr. Short was an executive officer of the Company, and, therefore, he was not within the scope of Rule 402(a)(3) of Regulation S-K.  The Company’s board of directors (the “Board”) evaluates executive officer status on a yearly basis, in connection with its annual meeting, in accordance with the definition of (i) “executive officer” in Rule 405 of the Securities Act of 1933, as amended (“Rule 405”) and (ii) “officer” set forth in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (“Rule 16a-1(f)”).  The Board concluded in a meeting on April 1, 2014 that Dr. Short was not an “executive officer” within the meaning of Rule 405 or an “officer” within the meaning of Rule 16a-1(f).

Dr. Short currently serves as the Company’s Chief Technical Officer and Chief Scientist, managing many aspects of the Company’s research and development efforts.  He is an important and highly valued employee of the Company who brings a high level of technical expertise to the Board and to the Company as a whole.  However, VirnetX has a very small number of employees; as indicated in the 10-K, as of December 31, 2013, the Company had 15 full-time employees.  Accordingly, the Company has a very flat reporting structure.  Dr. Short reports to the Company’s Chief Executive Officer, Mr. Larsen, who is the Company’s principal decision maker, including with respect to research and development activities. The Company historically concluded that Dr. Short does not make independent policy-making determinations with respect to his function, and therefore did not believe that he is “in charge of a principal business unit, division or function.” or performing a policy-making function for the Company.

However, in light of the Staff’s comment, the Company’s Board has re-examined Dr. Short’s role in light of the definitions set forth in Rule 405 and 16a-1(f) and determined that, in light of his current role in managing the research and development staff and determining research and development priorities, on a going forward basis Dr. Short will be considered an “executive officer” of the Company.  As such, the Company will determine if Dr. Short is a “named executive officer” requiring disclosure under Rule 402(a)(3) in the Company’s proxy statement for its 2015 annual meeting.

* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Company’s responses to me at (650) 565-3514 or BFinkelstein@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein

Bradley L. Finkelstein

cc:	Kendall Larsen